UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 1-10312

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒	Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:___________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:	Synovus Financial Corp.
Former name if applicable:
Address of principal executive office (Street and number):	1111 Bay Avenue, Suite 500
City, state and zip code:	Columbus, Georgia 31901

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 9, 2007, Synovus Financial Corp. became aware that Visa Inc. (“Visa”) recently reached a settlement with American Express regarding certain litigation. The settlement is subject to certain approvals, including the approval by at least two-thirds of the Visa USA, Inc. voting members. We have a membership interest in Visa and we and other banks have obligations to share in certain losses under various agreements with Visa in connection with this and other litigation. In light of the above information, we will record a liability of approximately $12 million before tax for litigation and a corresponding expense in the third quarter of 2007. We anticipate at this time that our proportionate share of the proceeds of the planned Visa initial public offering will offset these items in future periods. As a result of this recent development, we will be unable to file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 within the prescribed time period as it will take additional time to assimilate the above information into our financial statements. We currently expect to file the Form 10-Q within five calendar days of the due date as required for the extension provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Thomas J. Prescott	706	649-2401
(Name)	(Area Code)	(Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)       Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

Synovus Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2007	By: /s/Thomas J. Prescott
Thomas J. Prescott Chief Financial Officer

4